

July 25, 2014

Via E-mail
Victor Shvetsky
Chief Executive Officer
Quarta-Rad, Inc.
1201 N. Orange St., Suite 700
Wilmington, DE 19801-1186

> **Re: Quarta-Rad, Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed June 30, 2014**
> **File No. 333-196078**

Dear Mr. Shvetsky:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We refer to your disclosures on pages 12 and 25 concerning your status as an emerging growth company. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Registration Statement Cover Page

2. You may not carry forward filing fees paid on any registration statement that has been abandoned by the Commission. Please confirm that you have paid the proper filing fee for the present registration statement.

Prospectus Cover

3. In light of the size of the offering costs disclosed on page 18 relative to the $75,000 maximum gross proceeds, please revise the prospectus cover to highlight both the costs of the offering and the maximum net proceeds you could receive in the offering.

Prospectus Summary, page 4

4. We note your disclosure on page 4 indicating that you require approximately $75,000 in cash to accomplish the goals set out in your plan of operation. Please tell us whether the $75,000 is in addition to the cash that you presently have or whether you need an additional $75,000. Additionally, please reconcile the $75,000 figure with the figures in your Plan of Operation disclosure on pages 26 and 27.

5. Please revise to explain briefly what a Geiger counter detects.

6. We note your reference on page 4 and throughout the prospectus to "our products;" however, your disclosures on this page and elsewhere indicate that you sell products that you do not manufacture. Accordingly, please revise all references to "our" products to remove any implication that you actually make the products that you say you sell. Similarly, please revise your disclosure on pages 30 and 31 where you indicate that you launched a new product and launched a new software package.

7. Please tell us your basis for highlighting on page 5 your sales using Amazon.com, Buy.com and Sears.com. In this regard, please tell us whether you have made material sales through each of these three channels.

8. In the last paragraph of this section on page 6, you indicate that the aggregate market value of your common stock based on the offering price of $0.05 per share is $3,750,000. Please explain to us how this amount was computed.

Procedures and Requirements for Subscriptions, page 20

9. Please tell us why you believe that it is appropriate to include detailed instructions for stock subscriptions in this document, along with payment information, when your registration statement is still in review and has not been declared effective.   Please confirm that you have not received any subscriptions to date.

Dilution, page 20

10.   Please revise to present your net tangible book value per share before the offering as of
        the date of the most recent balance sheet provided.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
24

For the three months ended March 31, 2014 compared with the three months ended March 31,
2013, page 25

11.   Please revise to provide a discussion of the material items affecting your results of
        operations and the underlying causes for various material changes to the extent necessary
        to an understanding of your business as a whole as well as the known or expected future
        impact of any referenced factors on operating results. In this regard, provide a
        comparative analysis of the changes in your revenues, cost of goods sold and operating
        expenses for the periods presented in the financial statements. Refer to Item 303(a)(3)
        and Instruction 4 to Item 303(a) of Regulation S-K. For further guidance, please refer to
        SEC Interpretive Release No. 33-8350 (FRR No. 72) and SAB Topic 13.B. This
        comment also applies to the same MD&A presentation for the year ended December 31,
        2013 compared with the year ended December 31, 2012.

Business, page 28

12.   Please revise your disclosure to explain your historical and current operations and clarify
        what exact function you and your affiliates perform. For example, please clarify the
        nature of the inventory and consignment arrangements with your affiliates, including the
        material terms of any written or oral agreements you have with these affiliates. Please
        also revise your Summary disclosure on page 4 to clarify these same issues.

13.   Please explain to us why the company controlled by your minority shareholder does not
        simply sell directly to the company controlled by your majority shareholder or why your
        majority shareholder does not simply sell its inventory on Amazon.com instead of having
        you sell it via that website. Please also revise your disclosure to clarify the purpose of
        your involvement in these transactions.

14.   Please also clarify the nature of the 2013 expansion to your sales plan. In this regard,
        your disclosure under the "Principal Products" heading on page 29 and in Note 5 on page
        F-8 appear to indicate that you only sell RADEX products, which are manufactured by
        your affiliate. As such, please explain the basis for your disclosure on page 28 indicating
        that you expanded your sales "outside of those related party transactions." Also, describe
        the nature of the "Internet sales and sales third party resellers" so that investors can
        understand how your business operates and how these sales differ from the ones
        conducted in prior years. Please also clarify your Summary disclosure on page 4 to
        address these same issues.

15.   Please revise your disclosure on page 28 to explain the significance of the 2012 order that came from an unnamed "reseller." Did this order constitute a material portion of your 2012 revenue?

16.   Please revise your disclosure on page 28 to describe your "distribution agreements" and your "reseller network."

Radiation Detection Equipment, page 29

17.   Please revise to clarify what types of radiation these products detect.

Major advantages…, page 29

18.   Please identify the "highly experienced engineers" who you can access and with whom they are currently employed. Please revise to explain what the "proprietary tech library" is and whether you developed it and whether your or your affiliates own it.

Distribution Arrangements, page 30

19.   Please revise to explain whether the "few" independent distribution arrangements that you reference are material to your business. If so, please also revise to describe each of these arrangements.

Certain Relationships and Related Transactions, page 35

20.   Please revise to disclose the value of each related transaction that you disclose.

21.   Please refer to Regulation S-K, Item 404(d)(1) and describe transactions with your majority and minority shareholder which are referenced in Note 5 on page F-8. Also, explain the $7,549 related party advances reflected on the FY2013 and FY2012 balance sheets.

Plan of Distribution, page 37

22.   Please revise to explain whether the $43,000 referenced in this section are also considered offering expenses in the "Use of Proceeds" disclosure on page 18.

Financial statements, page 43

Note 2 – Summary of Significant Accounting Policies, page F-6

-Revenue Recognition, page F-8

23.   We note your revenue recognition policy disclosed here. We note from your disclosures throughout that you sell some products on consignment, while other products are sold on

commission and others are sold directly from inventory. Please revise to disclose the nature of each of your revenue-generating arrangements. Tell us how you have evaluated each type of revenue transaction for proper accounting. Specifically, provide us with your detailed analysis of whether revenue should be recognized on the gross basis or net basis in accordance with FASB ASC 605-45.

Note 3 – Income Taxes, page F-8

24.   Please revise your filing to include disclosures outlined in 740-10-50 of the FASB Accounting Standards Codification.

Note 5 - Related Party Transactions, page F-8

25.   We note here and throughout the filing that you are buying your inventory from a company in Russia, which your minority shareholder owns. We further note that you have contracted with a company in Japan, which your majority shareholder owns, to sell your inventory on Amazon.com for a 5% - 10% commission. Please revise your disclosure here and throughout the filing to address the following comments:

   • Disclose the material terms of the buying and selling arrangements that you have entered into with the companies in Russia and in Japan, which are owned by your minority and majority owners, respectively.

   • We note that in 2013 you began reporting your revenues on a gross basis rather than net since the majority of your revenues are from unrelated third party sales as opposed to consignment sales for your related party. Provide us with your detailed analysis of Topic 605-45 of the FASB Accounting Standards Codification that supports your conclusion to recognize revenue on these related party sales on a gross basis rather than a net basis. Include in your response a discussion of the factors listed in paragraphs 605-45-45-3 through 605-45-45-18.

   • Provide all of the disclosures outlined in 850-10-50-1 through 50-6 of the FASB Accounting Standards Codification for these transactions.

Unaudited Interim Condensed Financial Statements, page F-9

26.   Please revise your unaudited condensed financial statements, as applicable, to address the comments issued above in connection with your annual audited financial statements.

Note 6 – Related Party Transactions, page F-14

27.   Please update this disclosure with information about the amount of inventory purchased from the related party in 2014.

Exhibits

28. We note several references to agreements that you have with Messrs. Shvetsky and Golovanov, or with entities that they control. Please refer to Regulation S-K, Item 601(b)(10)(i) and (ii) and file all applicable agreements as exhibits, including, without limitation:

- your written agreement with Quarta-Rad Ltd. for the consignment and purchase of its products (pages 35 and F-8);
- the agreement that confers exclusive distribution rights to you for the RADEX brand in the U.S., Canada and the EU (page 29); and
- the contract with your majority shareholder's company, which is referenced on page F-8.

29. We note that your filing did not include an exhibit containing the accountants' consent. Please provide a currently dated and signed consent from your independent accountants with your next amendment. Refer to Item 601(b)(23)(i) of Regulation S-K.

30. Please tell us where you have filed the amendment to your certificate of incorporation that reflects the 10,000 to 1 forward split you reference on page 4.

31. Please tell us how the representations in paragraphs 4(b)-(d) are consistent with Section 14 of the Securities Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton at 202-551-3626 or Kevin Vaughn, Accounting Branch Chief, at 202-551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at 202-551-6262 or me at 202-551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Michael T. Connette, Esq. – Connette Law Office